[EXHIBIT (a)(6)]
[FORM OF E-MAIL SENT TO ELIGIBLE OPTION HOLDERS ON JULY 8, 2008]
IXIA
26601 West Agoura Road
Calabasas, CA 91302
July 8, 2008
Dear Ixia Employee:
     Today Ixia is announcing an opportunity for all employees (other than executive officers) who have Ixia stock options granted under the Ixia Amended and Restated 1997 Equity Incentive Plan (the “1997 Plan”). The management of Ixia recognizes that our stock option program is a valuable program for our employees. However, many of you hold Ixia stock options with an exercise price that is significantly higher than the current and recent trading price of Ixia’s Common Stock.
     In light of this situation and as you may know, the Board of Directors of Ixia has authorized an option exchange program, and our shareholders approved the stock option exchange program at our Annual Meeting of Shareholders held on May 28, 2008. This is a voluntary program that allows Ixia’s eligible employees to cancel their existing stock options (“old options”) granted under the 1997 Plan that have an exercise price per share greater than $9.00 and exchange those options for new options to be granted under our new 2008 Equity Incentive Plan to purchase fewer shares with a new exercise price, vesting schedule and term (the “new options”). The offer period will end at 9:00 p.m., Pacific Time, on August 5, 2008, unless extended. Members of our Board of Directors, executive officers, consultants and former employees, as well as employees in Romania who only hold options that have an exercise price per share less than $10.16, are not eligible to participate in the option exchange program.
     The old options are expected to be cancelled and the new options are expected to be granted and priced on the date of a meeting of the Compensation Committee of our Board of Directors that will occur as soon as practicable after the conclusion of the offer period (the “new grant date”). We anticipate that this meeting will be held on or about August 7, 2008, unless the option exchange program is extended.
     The new options will be nonstatutory stock options and not incentive stock options, regardless of whether the options tendered for exchange are incentive stock options or nonstatutory stock options.
     The ratio of the number of shares underlying a new option to the number of shares underlying the old option that is surrendered is referred to as the “exchange ratio.” The exchange ratio will depend on the exercise price of each cancelled old option and the closing sales price of our Common Stock on the last trading day immediately prior to the new grant date (the last trading day is referred to as the “determination date”). The exchange ratios set out below demonstrate the range of exchange ratios that will be used. The exchange ratios were approved by our Board of Directors and were established after consultation with an independent third-party expert consultant on stock plans and stock proposals. In reviewing the exchange ratios, we utilized a valuation model to calculate the established values of old options before the exchange and the values of new options after the exchange. The valuation model took into account various factors, including the current and estimated future fair market value of our Common Stock, the weighted average exercise price of the old options proposed to be exchanged, estimated weighted average remaining terms of the old options and new options, prevailing interest rates and the historical volatility of our stock price.

Old Option	Exchange Ratio (New to Cancelled)(2)
Exercise	Ixia Closing Sales Price on Determination Date:
Price(1)	≤$8.33	$8.34-9.99	$10.00-11.66	$11.67-13.33	≥$13.34

$9.01-9.99	0.88 for 1	0.94 for 1	N/A	N/A	N/A
10.00-11.99	0.80 for 1	0.86 for 1	0.94 for 1	0.94 for 1	N/A
12.00-13.99	0.64 for 1	0.68 for 1	0.80 for 1	0.94 for 1	0.94 for 1
14.00-15.99	0.48 for 1	0.51 for 1	0.60 for 1	0.72 for 1	0.90 for 1
16.00-17.99	0.32 for 1	0.34 for 1	0.40 for 1	0.48 for 1	0.60 for 1
18.00-19.99	0.28 for 1	0.29 for 1	0.30 for 1	0.39 for 1	0.46 for 1
20.00-21.49	0.24 for 1	0.26 for 1	0.29 for 1	0.32 for 1	0.38 for 1
21.50-above	0.22 for 1	0.23 for 1	0.26 for 1	0.29 for 1	0.33 for 1

(1)	The stated exchange ratio will apply for all exercise prices for old options within the applicable price range (if, for example, the exercise price for an eligible old option is $10.50 and the closing sales price on the determination date is $8.00, then the exchange ratio will be 0.80 for 1 (in other words, an optionee would receive a new option for 0.80 of a share of Common Stock for each share of Common Stock underlying an old option that is surrendered for exchange).

(2)	If application of the applicable exchange ratio to particular new options to be issued in exchange for old options surrendered results in a fractional share, the number of shares underlying the new options will be rounded down to the nearest whole share on a grant-by-grant basis. No consideration will be paid for the fractional shares.
For example, if the closing sales price on the determination date is $8.00, then:
•	an eligible old option to purchase 5,000 shares at an exercise price of $12.00 per share can be exchanged for a new option to purchase 3,200 shares

•	an eligible old option to purchase 1,500 shares at an exercise price of $11.00 per share can be exchanged for a new option to purchase 1,200 shares

•	an eligible old option to purchase 1,500 shares at an exercise price of $15.00 per share can be exchanged for a new option to purchase 720 shares.
               The new options will be completely unvested at the new grant date regardless of whether the old options were partially or completely vested. The new options will have vesting schedules that depend on the grant date of the old options as shown below:

If the old option was:	Then the new option will vest:
• Granted three or more years prior to the new grant date	In four equal quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the new grant date. For these purposes, “quarterly” refers to a period of approximately three months commencing on January 1, April 1, July 1 or October 1 of any calendar year.

• Granted two or more years but less than three years prior to the new grant date	In eight quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the new grant date.

• Granted one year or more but less than two years prior to the new grant date	In 12 quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the new grant date.

• Granted less than one year prior to the new grant date	In 16 quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the new grant date.
For example:
•	if an employee surrenders an old option granted more than three years prior to the new grant date and a new option is granted on August 7, 2008, then the shares underlying the new option will vest in four equal quarterly installments, with the first quarterly installment vesting on December 31, 2008, the second quarterly installment vesting on March 31, 2009, and so on until the new option is fully vested.

•	if an employee surrenders an old option that was granted two and one-half years prior to the new grant date and a new option is granted on August 7, 2008, then the shares underlying the new option will vest in eight equal quarterly installments, with the first quarterly installment vesting on December 31, 2008, the second quarterly installment vesting on March 31, 2009, and so on until the new option is fully vested.
               Each new option will have a term (an expiration date) that extends two years after the last vesting date of the new option, subject to earlier expiration of the new option upon termination of employment of the employee. For example, if the last vesting date for a new option is December 31, 2009, then the expiration date for the new option will be December 31, 2011.
               An employee cannot elect to cancel and exchange only a portion of a particular outstanding unexercised option grant.
               The documents that describe this option exchange program in detail, including the possible benefits and risks of this program, are available through the Securities and Exchange Commission’s website at www.sec.gov, on Ixia’s website at www.ixiacom.com, on Ixia’s internal website at http://sharepoint/Finance/default.aspx or from the Human Resources Department. We are also providing you a personalized Election to Participate signature page, together with instructions for completing the form. Please take the time to carefully review the documents and instructions and to consider your decision carefully. There is no way to predict what the price of our Common Stock will be during the next month, on the grant date for the new options or thereafter. Our Board of Directors makes no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. IF YOU DECIDE TO PARTICIPATE IN THE PROGRAM, YOU MUST SIGN AND RETURN YOUR ELECTION TO PARTICIPATE FORM TO US SO THAT IT IS RECEIVED BY US NO LATER THAN 9:00 P.M., PACIFIC TIME, ON AUGUST 5, 2008, UNLESS THE OFFER IS EXTENDED.
     If you have any questions about the stock option exchange program, please contact our Stock Plan Administrator, Karolyn Flesher, by e-mail at kflesher@ixiacom.com.
Sincerely,
Ronald W. Buckly
Senior Vice President, Corporate Affairs and General Counsel

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